SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              FOR NOVEMBER 18, 2003

                                ALLIED DOMECQ PLC
             (Exact name of Registrant as specified in its Charter)

                                ALLIED DOMECQ PLC
                 (Translation of Registrant's name into English)



                                  The Pavilions
                                 Bridgwater Road
                                 Bedminster Down
                                Bristol BS13 8AR
                                     England
              (Address of Registrant's principal executive offices)



        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index


Exhibit No. 1    Director Shareholding announcement dated 13 October 2003
Exhibit No. 2    Holding(s) in Company announcement dated 14 October 2003
Exhibit No. 3    Unfounded Speculation announcement dated 16 October 2003
Exhibit No. 4    Employee Trust announcement dated 17 October 2003
Exhibit No. 5    Director Shareholding announcement dated 24 October 2003
Exhibit No. 6    Director Shareholding announcement dated 30 October 2003
Exhibit No. 7    Employee Trust announcement dated 31 October 2003
Exhibit No. 8    Employee Trust announcement dated 06 November 2003
Exhibit No. 9    Employee Trust announcement dated 07 November 2003
Exhibit No. 10   Employee Trust announcement dated 10 November 2003
Exhibit No. 11   Doc re.Annual Report and Acc. announcement dated 12 November
                 2003
Exhibit No. 12   Employee Trust announcement dated 12 November 2003
Exhibit No. 13   Employee Trust announcement dated 14 November 2003
Exhibit No. 14   Employee Trust announcement dated 17 November 2003
Exhibit No. 15   Employee Trust announcement dated 18 November 2003

Exhibit No. 1


                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
130,452 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
    773 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
 72,249 - held in own name
308,874 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).

7) Number of shares/amount of stock acquired

33    Partnership shares
 8 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP3.7650 - Partnership and Matching shares

13) Date of transaction

6 October 2003 - Partnership and Matching share award

14) Date company informed

10 October 2003

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
130,452 - held by Towers Perrin Share Plan Services (Guernsey) Ltd - trustees of the Allied Domecq PLC Share Ownership Trust
    814 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
 72,249 - held in own name
308,915 - Total

16) Total percentage holding of issued class following this notification

0.03%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification 13 October 2003

Exhibit No. 2

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Allied Domecq PLC.

2. Name of shareholder having a major interest

Scottish Widows Investment Management Ltd, known as Scottish Widows Investment Partnership Ltd, and on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of shareholder named in 2 - interests no longer notifiable.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not known

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

Not known

7. Number of shares / amount of stock disposed

Not known

8. Percentage of issued class

Not known

9. Class of security

25 pence Ordinary shares

10. Date of transaction

10 October 2003

11. Date company informed

13 October 2003

12. Total holding following this notification

Not known

13. Total percentage holding of issued class following this notification

Not known

14. Any additional information

15. Name of contact and telephone number for queries

Sarah H. Hughes - Telephone: 0117 978 5002

16. Name and signature of authorised company official responsible for making this notification

Charles B. Brown, Director of Secretariat & Deputy Company Secretary

Date of notification

14 October 2003.

Exhibit No. 3

16 October 2003

                               ALLIED DOMECQ PLC

Allied Domecq has noted recent speculation that the company is reviewing the appointment of its brokers and considering the selection of new ones. The speculation is entirely without foundation and Allied Domecq confirms that Cazenove & Co and Citigroup will continue as joint brokers.


                                      ENDS


Media enquiries:
Stephen Whitehead, Director of Corporate Affairs      Tel: +44 (0)20 7009 3927
                                                      Mob: + 44(0)7880 783532

CardewChancery
Anthony Cardew/Tim Robertson                          Tel: + 44 (0)20 7930 0777

Investor enquiries:
Peter Durman, Director of Investor Relations          Tel: +44 (0)7771 974817

Exhibit No. 4

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, two dated 16 October 2003 and one dated 17 October 2003, that they disposed on those dates of a total of 45,478 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 32,109,389 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

17 October 2003

Exhibit No. 5

                              Allied Domecq PLC

Notification of Interests of Directors - Allied Domecq PLC Long Term Incentive Scheme 1999/Allied Domecq PLC Executive Share Option Scheme 1999


In accordance with Section 329 of the Companies Act 1985, this is to advise that on 23 October 2003 the under mentioned directors were granted options to acquire Ordinary shares in accordance with the terms of the Allied Domecq PLC Long Term Incentive Scheme 1999 and the Allied Domecq PLC Executive Share Option Scheme 1999.



 Name                       Options Granted Options Granted under       Current
                             under the Long   the Executive Share    Balance of
                             Term Incentive    Option Scheme 1999   Outstanding
                                Scheme 1999                             Options


 Mr P Bowman                        360,313               495,430     3,181,921
 Mr G C Hetherington                 91,383               159,921       966,868
 Mr D Scotland                       94,778               165,861     1,109,416
 Mr R G Turner                       86,684               151,697       985,909



In the case of the options granted on 23 October 2003:-



Allied Domecq PLC Long Term Incentive Scheme 1999


(a)  the amount due on exercise per Ordinary share will be 0.1p.


(b) options will become exercisable subject to Allied Domecq's total shareholder return performance over a three-year period relative to a group of 21 other UK-based and international comparator companies, with no award vesting for performance below median, 40% vesting at median performance and 100% vesting for performance at upper quartile or above. Vesting will also depend upon Allied Domecq's Remuneration Committee being satisfied that the share price performance reflects the underlying financial performance of the Company.


(c) options will be exercisable (subject to the achievement of the performance condition) between 23 October 2006 and 22 October 2013.


Allied Domecq PLC Executive Share Option Scheme 1999


(a)  the amount due on exercise per Ordinary share will be 383p.


(b) options will become exercisable subject to Allied Domecq's EPS growth exceeding the Retail Price Index ("RPI") by 9% over a three-year performance period. If the performance condition is not met at the end of three years, the performance period is extended first to four years and then five years, with a proportionate increase in the performance condition to RPI plus 12% and 15% respectively.


(c) options will be exercisable (subject to the achievement of the performance condition) between 23 October 2006 and 22 October 2013.

Charles B Brown
Director of Secretariat &
Deputy Company Secretary (Tel: +44 (0)117 978 5265)

24 October 2003

Exhibit No. 6

                              Allied Domecq PLC

                     Notification of interests of directors

Under the terms of the Company's deferred bonus plan (the "Plan"), the following executive directors were awarded, on 29 October 2003, the number of ordinary shares of 25 pence each of Allied Domecq PLC ("Allied Domecq Shares") detailed below: -



Name                           Shares Awarded    % of Issued Class  Total Holdings     % of Issued Class
                                                                    following this
                                                                    Notification *

Philip Bowman                  89,239            0.008              398,154            0.04
Graham Hetherington            43,682            0.004              150,935            0.01
David Scotland                 46,713            0.004              124,479            0.01
Richard Turner                 21,469            0.002              128,603            0.01



(* Includes American Depositary Shares representing underlying Allied Domecq Shares)


The share awards were made on the basis of the average of the middle market quotations, as derived from the London Stock Exchange Daily Official List, on the five trading days prior to 29 October 2003, of an Allied Domecq Share, such average being 386.6p.


The awards made to directors set out above and to certain other participants under the Plan are made in the form of forfeitable shares. Therefore the number of unallocated ordinary shares in the Company held by Towers Perrin Share Plan Services (Guernsey) Limited, the trustee of the Company's employee share ownership trust, has reduced from 32,109,389 to 31,796,834 to take account of the above awards and those to other participants in the Plan. The directors of the Company, as beneficiaries of the employee share ownership trust (together with all employees) cease to be interested in the number of shares disposed of at the time of the award and are therefore now interested in 31,796,834 unallocated shares held by the employee share ownership trust.


50% of the shares awarded will be matched 1:1 by the Company on 31 August 2005 and the remaining 50% of the shares awarded will be matched 1:1 by the Company on 31 August 2006. On these dates the respective number of shares awarded and the matching shares will be released to the directors, subject to the conditions being satisfied.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

30 October 2003

Exhibit No. 7

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 30 October 2003 and 31 October 2003, that they disposed on those dates of a total of 109,081 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 31,687,753 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown

Director of Secretariat & Deputy Company Secretary


31 October 2003

Exhibit No. 8

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 4 November 2003 and 5 November 2003 that they disposed on 4 November 2003 of a total of 446,066 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 31,241,687 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

6 November 2003

Exhibit No. 9

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three notifications two dated 6 November 2003 and one dated 7 November 2003 that they disposed on those dates of a total of 39,664 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 31,202,023 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

7 November 2003

Exhibit No. 10
                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 7 November 2003 that they disposed on that date of a total of 15,000 Ordinary shares of 25p each in Allied Domecq PLC.


These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.


The total number of unallocated ordinary shares held by the Trust following this disposal is 31,187,023 shares (made up of both Ordinary Shares and ADRs).


The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-


Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

10 November 2003

Exhibit No. 11

Allied Domecq PLC

Submission of the Annual Report & Accounts 2003 and related documentation

Two copies of the following documents have been submitted to the UK Listing Authority and will be available for inspection shortly at the UK Listing Authority's Document Viewing Facility:

-                    Annual Report & Accounts 2003

-                    Summary Financial Statement 2003

- Chairman's Letter (incorporating Notice of AGM served in accordance with the Companies Act 1985)

-                    Form of Proxy

The Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7676 1000


END

Exhibit No. 12

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 12 November 2003 that they disposed on that date of a total of 30,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 31,157,023 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

12 November 2003

Exhibit No. 13

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two notifications, dated 13 November 2003 and 14 November 2003 that they disposed on those dates of a total of 101,622 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 31,055,401 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

14 November 2003

Exhibit No. 14
                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 17 November 2003 that they disposed on that date of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 31,047,901 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.

Charles B Brown
Director of Secretariat & Deputy Company Secretary

17 November 2003

Exhibit No. 15

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 17 November 2003 that they disposed on that date of 25,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 31,022,901 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

18 November 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

18 NOVEMBER, 2003

                                      ALLIED DOMECQ PLC


                                      By:    /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary